EXHIBIT 99.1

News

FOR IMMEDIATE RELEASE
BMO Financial Group Completes Sale of Harrisdirect
TORONTO, October 6, 2005 — BMO Financial Group (TSX, NYSE: BMO) announced today that it has completed the sale of New Jersey-based direct-investing firm Harrisdirect LLC to E*TRADE FINANCIAL Corp. (NYSE: ET). The sale was announced August 8, 2005.
Harrisdirect has approximately 430,000 active retail accounts and US$32 billion in assets under administration. The business provides online brokerage services to individual retail investors as well as third-party brokerage services to institutional clients. The business will continue to operate under the Harrisdirect name during a transition period, expected to be completed in January 2006.
BMO will continue to operate its award-winning Canadian online broker, BMO InvestorLine, which is a separate company that is not affected by this transaction.
About BMO Financial Group
Established in 1817 as Bank of Montreal, BMO Financial Group is a highly diversified North American financial services organization. With total assets of CDN$290 billion as at July 31, 2005, and more than 34,000 employees, BMO provides a broad range of retail banking, wealth management and investment banking products and solutions. BMO Financial Group serves clients across Canada through its Canadian retail arm, BMO Bank of Montreal, and through BMO Nesbitt Burns, one of Canada’s leading full-service investment firms. In the United States, BMO serves clients through Chicago-based Harris, an integrated financial services organization that provides more than 1 million personal, business, corporate and institutional clients with banking, lending, investing, financial planning, trust administration, portfolio management, family office and wealth transfer services.
About E*TRADE FINANCIAL
The E*TRADE FINANCIAL family of companies provides financial services including trading, investing, banking and lending for retail and institutional customers. Securities products and services are offered by E*TRADE Securities LLC (Member NASD/SIPC). Bank and lending products and services are offered by E*TRADE Bank, a Federal savings bank, Member FDIC, or its subsidiaries.

Contacts:
Media Relations
Ralph Marranca, Toronto, ralph.marranca@bmo.com, (416)867-3996
Ronald Monet, Montreal, ronald.monet@bmo.com, (514)877-1101
Amy Yuhn, Chicago, amy.yuhn@harrisbank.com, (312)461-2478

Investor Relations
Susan Payne, Senior Vice-President, susan.payne@bmo.com, (416)867-6656
Steven Bonin, Director, steven.bonin@bmo.com, (416)867-5452
Krista White, Senior Manager, krista.white@bmo.com, (416)867-7019
Internet: www.bmo.com